Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Simon Trott Date of last notice 8 December 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest* Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Indirect interest in Rio Tinto Limited ordinary shares (Shares) acquired under the Rio Tinto Limited Global Employee Share Plan (myShare), held by CPU Share Plans Pty Limited as nominee on behalf of Mr Trott** Date of change 21 April 2026 No. of securities held prior to change 1,833 Shares Class Ordinary Shares Number acquired 39 Shares Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $173.7159 per Share No. of securities held after change 1,872 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Shares acquired on-market through participation in dividend reinvestment. *In addition to the interests in Rio Tinto Limited disclosed in this notice, Mr. Trott also holds interests in shares in Rio Tinto plc (plc Shares). Any changes to Mr. Trott’s interests in plc Shares will be voluntarily notified to the ASX. ** Shares acquired by Mr. Trott under myShare have all vested. Mr. Trott may receive additional Shares through reinvestment of dividends. EXHIBIT 99.14

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change N/A No. of securities held prior to change 205,402 awards granted under the Rio Tinto Limited Equity Incentive Plan (EIP) to be vested in Shares, subject to the satisfaction of the vesting conditions, being: • 12,768 Bonus Deferral Awards (BDA); and • 192,634 Performance Share Awards (PSA) (collectively referred to as Awards)*** Class Awards Number acquired N/A Number disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A No. of securities held after change 205,402 Awards, being: • 12,768 BDA; and • 192,634 PSA Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back N/A *** In accordance with the rules of the EIP, upon vesting of BDA and PSA Mr Trott may receive additional Shares in lieu of dividends that would have been paid to him in the period from grant on the base number of BDA or PSA that vest. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Indirect interest in Shares held by CPU Share Plans Pty Limited as nominee in a Share Plan Account (SPA) on behalf of Mr Trott Date of change N/A No. of securities held prior to change 6,087 Shares Class Ordinary Shares Number acquired N/A Number disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 No. of securities held after change 6,087 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back N/A Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change No change No. of securities held prior to change 24,430 Shares held by Carnwrath Pty Ltd as Trustee for Carnwrath Trust, of which Mr. Trott is a beneficiary Class Ordinary Shares Number acquired N/A Number disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A No. of securities held after change 24,430 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back N/A Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A Date of change N/A

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011 No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed N/A Interest acquired N/A Interest disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation N/A Interest after change N/A Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? N/A If prior written clearance was provided, on what date was this provided? N/A